

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2014

Via Email
Mr. Robert Y. Newell
Secretary
Cardica, Inc.
900 Saginaw Drive
Redwood City, CA 94063

> **Re:** **Cardica, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 16, 2014**
> **File No. 000-51772**

Dear Mr. Newell:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

General

1. Please include information as of the most reasonable practicable date. Please fill in all blanks, confirm bracketed information and provide updated information regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

What if I return a proxy card…, page 8
Beneficial Owner: Shares Registered in the Name of the a Broker or Bank

2.   We note disclosure under this heading and under "What are 'broker non-votes…," that suggests that brokers will have discretionary authority with respect to certain matters. It is our understanding that in a contested election such as this, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine/discretionary or not. Please revise your disclosure wherever necessary to clarify.

Who is paying for this solicitation, page 8

3.   You indicate that the solicitation of proxies will done by interview, mail, telephone, facsimile, email, Twitter, and "other electronic channels of communication, or otherwise…" Please clarify what "other electronic channels" are and any other means of solicitation. Further, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   If Twitter is used for Rule 14a-12 communications made prior to furnishing shareholders with a definitive proxy statement, please also refer to Compliance and Disclosure Interpretation 164.02 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm#164-02 and confirm your understanding thereof.

5.   Please refer to disclosure referencing "other electronic channels of communication". If such communications include internet chat rooms or other web forums, please advise us and provide the website addresses you plan to utilize. Please also advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Background of the Solicitation, page 11

6.   Please revise to include a more succinct overview of material communications and/or issues discussed between the company and representatives of Broadfin Healthcare Master Fund, Lt. In this regard, we note that the excessively detailed accounts of <u>each</u> letter and/or email exchanged amongst the parties should be removed to facilitate shareholders' ability to discern information that is material to their voting decision. Please revise your disclosure consistent with this comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Nancy Wojtas, Esq.
        Cooley LLP